

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 19, 2008

Leigh J. Abrams
Director, President and Chief Executive Officer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, New York  10601

**Re:** **Drew Industries Incorporated**
**Form 10-K for the fiscal year ended December 31, 2007**
**Filed March 17, 2008**
**Definitive Proxy Statement on Schedule 14A**
**Filed April 21, 2008**
**File No. 001-13646**

Dear Leigh J. Abrams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amanda McManus
Branch Chief – Legal